[redacted]

82-34735

08000667

Press Release

RECEIVED

2008 FEB 11 P 12:35

January 31, 2008
no 02/08

SUPPL

ASSA ABLOY has signed an agreement to acquire digital locking and access control company SimonsVoss Technologies AG

ASSA ABLOY has signed an agreement to acquire SimonsVoss Technologies AG – a leading company in the rapidly growing market for wireless digital locking and access control systems.

SimonsVoss Technologies AG ("SimonsVoss") develops, manufactures and markets electronic locking and access control systems for public and commercial buildings. The acquisition will offer ASSA ABLOY a great growth opportunity and access to an extended product platform. SimonsVoss will be organized as a separate business unit within the ASSA ABLOY Global Technologies Division.

The market for digital locking and access control systems is growing rapidly and SimonsVoss is one of the leading companies within this segment. SimonsVoss exhibits a strong performance in relevant system technologies due to its advanced technology and broad system platform. The company employs a staff of 225 people and has its headquarters close to Munich in Germany.

SimonsVoss is expected to achieve sales exceeding EUR 40 M in 2008, representing more than 20% top line growth, with an EBIT margin in line with the ASSA ABLOY Group. The acquisition is expected to be slightly dilutive to EPS in 2008 and marginally EPS accretive in 2009.

The acquisition will be financed through existing credit facilities.

The acquisition of SimonsVoss is subject to regulatory approvals. The transaction is expected to close during the first half of 2008.

PROCESSED
FEB 14 2008
THOMSON FINANCIAL

For more information, please contact:
Johan Molin, President and CEO, tel no: +46 8 506 485 42
Tomas Eliasson, CFO and Executive Vice President, tel no: +46 8 506 485 72

ASSA ABLOY may be required to disclose the information provided herein pursuant to the Securities Markets Act. The information was submitted for publication at 08.00 CET on 31 January.

END